aflease gold
It's a gold mine!

Postnet Suite 345 • Private Bag X30500 • Houghton • 2041
First Floor, 45 Empire Road, Parktown
Gauteng • South Africa
tel +27 11 726 1047
fax +27 11 726 1087
Vat No: 4530118688

20 November 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

Dear Sir/Madam,

Re: Submission of Public Information: File No: 82-1798

I hereby submit on behalf of AFLEASE GOLD LIMITED – File No. 82-1798 the under mentioned documents in compliance with Rule 12g-3b of the Securities Exchange Act of 1934:

1. Execution of an Acquisition Agreement by Aflease and BMA in Relation to a Scheme of Arrangement and Further New Cautionary.
2. Aflease Gold/BMA Gold Deal Creates New International Gold Company.

Yours faithfully

Pierre Kruger
Company Secretary
Aflease Gold Limited

Aflease Gold Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO
ISIN: ZAE0000758867
International Prime QX (OTCQX): AFSGY
("Aflease")

BMA Gold Limited
(Incorporated in Australia)
(ACN: 094 265 746)
ASX Share code: BMO
ISIN: AU000000BMO7
("BMA")

EXECUTION OF AN ACQUISITION AGREEMENT BY AFLEASE AND BMA IN RELATION TO A SCHEME OF ARRANGEMENT AND FURTHER NEW CAUTIONARY

1 Background

Aflease Gold Limited ("Aflease"), which is listed on the JSE Limited ("JSE"), and BMA Gold Limited ("BMA"), which is listed on the Australian Securities Exchange ("ASX"), have entered into an agreement regarding a conditional transaction which provides for the dual primary inward listing of BMA on the JSE and the subsequent acquisition by BMA of all the issued ordinary shares of Aflease ("the acquisition"), to be implemented in South Africa through a scheme of arrangement ("the scheme") in terms of section 311 of the Companies Act, 1973 ("the Companies Act") between Aflease and its ordinary shareholders. On completion of the scheme, Aflease ordinary shareholders will receive BMA ordinary shares in the ratio of 1 BMA ordinary share for each Aflease ordinary share after the proposed 20:1 consolidation of the BMA ordinary shares ("acquisition consideration"). Aflease will be delisted from the JSE, the enlarged BMA will be renamed Gold One International Limited ("Gold One") and Gold One will commence trading on the ASX and JSE.

2 Rationale

The transaction will create an attractive gold exploration, development and mining business with:

- an attractive portfolio of gold assets in Southern Africa and Australia, including the Modder East mine on the East Rand of Gauteng in South Africa which is close to production;
- a gold resource of more than 15 million ounces (31.81m tonnes at 2.87g/t for 2.94m ounces of measured and indicated material and 100.79m tonnes at 3.73g/t for 12.07m ounces of inferred material in South Africa and

195 000 ounces of gold at 7.3g/t Au including 70 000 ounces of inferred material at 7.8g/t Au in Australia) providing it with a robust project pipeline and growth profile;

- a strong executive team with significant industry experience and a diverse skills set;
- direct access to the South African and Australian capital markets; and
- the capability to grow into a mid-tier international precious metals producer with a premium market rating.

3 Aflease

Aflease is a South African gold development company listed on the JSE (share code AFO). It is also traded in the United States with an over-the-counter American Depositary Receipt ("ADR") (symbol AFSGY) programme on the OTCQX International Prime market.

Aflease is currently developing the shallow underground Modder East project in the East Rand Basin of the Witwatersrand. The project, which has a probable gold reserve of 7.65m tonnes at 5.51g/t Au for 1.36 million ounces, is on target to pour its first gold in the latter half of 2009. The Modder East Feasibility Study, independently audited by SRK Consulting Pty Ltd ("SRK") in June 2007 and then updated by management in June 2008, and again independently audited for the competent persons report ("CPR") by SRK in October 2008, has determined a life-of-mine of eight years with peak production in excess of 180 000 ounces per year for three of the eight years, at an average cash cost of US$250 per ounce over the life-of-mine. Despite recent cost pressures in the South African mining industry, management is confident of achieving these cost levels. Aflease's Sub-Nigel mine, which is being brought back into production at present, will utilise the nearby Modder East plant and will be used to train mine workers for the Modder East operation with costs being offset by production that will build up to 6 000 ounces per annum.

Aflease also has a number of other projects in South Africa's major mining districts, as well as the greenfields Etendeka project in Namibia and the Tulo concession in Mozambique.

At 10 November 2008, Aflease had net cash of R331 million.

In light of difficult international financial markets, Aflease has focused on the development of Modder East with a view to establishing an operating cashflow.

Aflease has also reviewed its project and exploration programmes such that:

- capital expenditure that can be rescheduled without affecting the start up or ramp up of the Modder East mine has been deferred to a later date;
- underground development at the Modder East mine has not been reduced and thus Aflease will continue to benefit from maximum stoping flexibility at production start up; and
- exploration activities have been reduced without compromising Aflease's legal tenure or optionality of such rights.

The net result is that Aflease has reduced its short term funding requirements to approximately R120 million. Aflease is in discussions regarding the raising of a significant portion of the capital shortfall prior to the end of November and is confident the balance will be raised by June 2009.

4 BMA

BMA is an Australian gold exploration and development company listed on the ASX (share code BMO).

BMA owns the Twin Hills tenements within the Drummond Basin of Central Queensland and has recently restated its resources at a 3g/t cut off to give 195 000 ounces of gold at 7.3g/t Au including 70 000 ounces of inferred material at 7.8g/t Au.

At 10 November 2008, BMA had net cash of approximately A$1 million.

5 Gold One

Gold One's primary focus will be to ensure the successful development and start up of both the Modder East and Sub-Nigel projects to ensure a sustainable cash flow capable of funding future growth.

Gold One's strategic objectives will be:

- to complete the development of the high-margin Modder East mine to generate operating cashflow;
- to advance its other low-risk, near-surface assets;
- to grow both organically and through value-accretive acquisitions; and
- to maximise shareholder returns through capital appreciation.

Neal Froneman, Aflease's chief executive officer will be appointed president and chief executive officer of Gold

One. Mark Wheatley, the chief executive officer of BMA will be appointed as non-executive chairman of Gold One.

Existing shareholders of Aflease will hold approximately 95.6 percent of Gold One and existing BMA shareholders will hold approximately 4.4 percent of Gold One.

6 Terms of the scheme

The scheme will be based on the following transaction structure:

- the dual primary inward listing of BMA on the JSE;
- the acquisition by BMA of all the issued ordinary shares of Aflease by way of a scheme of arrangement in terms of section 311 of the Companies Act, such that Aflease becomes a wholly-owned subsidiary of BMA;
- the issue of BMA ordinary shares to all Aflease ordinary shareholders in consideration for their Aflease ordinary shares in the ratio of 1 BMA ordinary share for each Aflease share held after the proposed 20:1 consolidation of BMA ordinary shares such that the previous Aflease shareholders thereafter hold the majority of the BMA shares;
- the delisting of Aflease from the JSE;
- the renaming of BMA to Gold One International Limited; and
- the classification of Gold One as an "African" company and confirmation of Gold One's eligibility for the African company special allowance.

The options, ADRs and convertible bonds within Aflease will be dealt with appropriately, i.e. the Aflease options will be replaced with BMA options, the Aflease ADR programme will be replaced with a BMA ADR programme and the Aflease convertible bonds will be replaced with BMA convertible bonds subject to certain adjustments to the terms and conditions of the convertible bonds.

7 Conditions for the scheme

7.1 The implementation of the scheme is subject to a number of conditions, which are specified in the agreement governing the acquisition, and must be satisfied no later than 5 (five) business days before application is made to the court to sanction (i.e. finally confirm) the scheme. These conditions include the following:

7.1.1 there will be in existence legally binding arrangements to ensure that all of the Aflease convertible bonds have been or will be cancelled or transferred to BMA in consideration for the issue of the BMA convertible bonds;

7.1.2 the Aflease shareholders and the BMA shareholders shall have approved the amended or new terms of the convertible bonds to be issued by BMA in consideration for the transfer of the Aflease convertible bonds;

7.1.3 Aflease option holders shall either have exercised their Aflease share options or have agreed to accept BMA share options instead thereof;

7.1.4 the requisite majority of Aflease shareholders shall have duly approved the scheme, at a scheme meeting convened by an order of court;

7.1.5 the BMA shareholders shall have approved all resolutions necessary to implement the scheme and associated transactions;

7.1.6 the JSE and the ASX shall have approved the listing on their respective exchanges of BMA's shares, including the shares to be issued in terms of the scheme;

7.1.7 the scheme shares will not be subject to any resale restrictions in Australia;

7.1.8 the scheme shares shall be exempt from registration under the securities laws of the United States and the distribution of scheme shares in the United States pursuant to the BMA ADR programme which is intended to replace the Aflease ADR programme will not contravene any law of the United States; and

7.1.9 all governmental, regulatory, court approvals and all other approvals required for the scheme, including South African Reserve Bank approval and Competition Commission approval (if required), shall have been obtained in both South Africa and Australia.

South African Reserve Bank approval has already been obtained with the exception of African company status which will be applied for in due time.

8 Financial effects

The pro forma financial effects are being finalised and will be issued in due course.

9 Details of holdings

- BMA does not own or control any shares of Aflease.
- There is no party who is acting in concert with BMA.
- BMA does not have an option to purchase any shares of Aflease.

10 Arrangements

There is no arrangement which exists with BMA, with Aflease or with any person acting in concert with BMA or with Aflease in relation to Aflease shares and no dealings have taken place or will take place pending finalisation of the scheme. However, there may be

potential transactions to raise development capital (see paragraph 12 below).

11 Timing

The dates and times below are subject to amendment. Any changes to the dates and times below will be released on the Securities Exchange News Service ("SENS") and published in the press.

	2008
Court hearing to convene scheme meeting (at 10:00 or so soon thereafter as counsel may be heard)	Wednesday, 17 December
Notice of BMA general meeting given to BMA shareholders	Friday, 19 December
Notice of scheme meeting and Order of Court released on SENS (at 07:00)	Friday, 19 December
Notice of scheme meeting and Order of Court published in the press (Business Day and Beeld)	Friday, 19 December
Notice of scheme meeting and Order of Court published in the press (Sunday Times and Rapport)	Sunday, 21 December
Notice of Scheme meeting published in the Government Gazette	Wednesday, 24 December
	2009
Last day to trade Aflease ordinary shares on the JSE in order to be recorded in the register on the voting date	Friday, 9 January
Voting record date, being the date on which Aflease ordinary shareholders must be in the register in order to be eligible to vote at the scheme meeting	Friday, 16 January
Last day to lodge form of proxy for BMA general meeting	Saturday, 17 January
Last day to lodge form of proxy for the scheme meeting (by 09:00)	Monday, 19 January
Date by which the conditions (listed In paragraph 7 above) must be fulfilled	Monday, 19 January
BMA general meeting	Monday, 19 January
Scheme meeting held (at 09:00)	Wednesday, 21 January
Results of scheme meeting to be released on SENS	Wednesday, 21 January
Results of scheme meeting to be published in the press	Thursday, 22 January
The report of the chairperson to be available for inspection	Thursday, 22 January

Court hearing to sanction the scheme (at 10:00 or so soon thereafter as counsel may be heard)	Tuesday, 3 February
Outcome of Court hearing to be released on SENS	Tuesday, 3 February
Outcome of Court hearing to be published in the press	Wednesday, 4 February
Order of Court sanctioning the scheme registered by the Registrar of Companies	Thursday, 5 February
Finalisation date announcement to be released on SENS	Friday, 6 February
Finalisation date announcement to be published in the press	Monday, 9 February
Last day to trade ordinary shares on the JSE in order to be recorded in the register on the Consideration Record Date*	Friday, 13 February
Suspension of Aflease's listing on the JSE from the commencement of trading on the JSE	Monday, 16 February
BMA ordinary shares will be listed and trading will commence on the JSE at the commencement of trading on the JSE under JSE code "GDO" (ISIN to be advised)	Monday, 16 February
Consideration Record Date, being the date on which Aflease ordinary shareholders must be recorded in the register in order to be eligible to receive the scheme consideration	Friday, 20 February
Operative Date of the scheme, from the commencement of trading on the JSE	Monday, 23 February
Termination of Aflease's listing on the JSE, from the commencement of trading	Monday, 23 February

* Share certificates in the name of Aflease may not be dematerialised or rematerialised after Friday, 13 February 2009.

12 Further cautionary

Given that the financial effects are still to be provided and the fact that Aflease has entered into discussions regarding transactions aimed at raising development capital, the outcome of which may continue to have a material effect on the price of Aflease's shares, shareholders are advised to continue to exercise caution when dealing in Aflease's shares until a further announcement is made.

13 Competent person

The references to gold resources or reserves in this announcement have been prepared in accordance with both the Australasian Code of Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code") and the South African Code for the Reporting of Mineral Resources and Ore Reserves (the "SAMREC Code").

Such statements in this announcement are based on information compiled by Mark Wanless PrSciNat, BSc(Hons), who was a principal geologist of SRK, and has sufficient experience relevant to the style of mineralisation and type of deposits under consideration and to the activity he is undertaking to qualify as a Competent Person as defined by both the JORC Code and the SAMREC Code.

The Competent Person with overall responsibility for reporting of Mineral Reserves and the compilation of the CPR is Collin Hey, PrEng (ECSA), FSAIMM, AMMMASA, MSc(Eng), MDP, who is an associate consultant of SRK. Collin is a mining engineer with 39 years' experience in the mining industry and has supervised numerous due-dilligence reviews and various technical studies in Southern Africa and internationally during the past five years.

Collin Hey has consented to the inclusion in the announcement of the statements based on his information in the form and context in which those statements appear.

The individuals who have contributed to the CPR in matters relating to the BMA assets, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

- Jason Berton, BEc, BSc (Hons), MAusIMM
- Richard Clayton, MSc, BSc (Hons), MAusIMM, CGeol

Richard Clayton is the "qualified person" (as such term is defined in SAMREC/JORC) who is responsible for the technical information relating to BMA's projects.

Richard Clayton and Jason Berton are both employees of SRK which is the independent technical expert to both Aflease and BMA.

The references to gold resources or reserves in this news release have been prepared in accordance with both the Australasian Code of Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code") and the

South African Code for the Reporting of Mineral Resources and Ore Reserves (the "SAMREC Code").

Such statements in this news release relating to Modder East Mine and Sub Nigel 1, 2, and 3 are based on information compiled by Mark Wanless PrSciNat, BSc(Hons), who was a principal geologist of SRK Consulting ("SRK"), and has sufficient experience relevant to the style of mineralisation and type of deposits under consideration and to the activity he is undertaking to qualify as a Competent Person as defined by both the JORC Code and the SAMREC Code. In respect of the the 5.26 million ounces contained in SubNigel 6, statements in this news release are based on information compiled by Charles Muller PrSciNat, BSc(Hons), who is a director of Minxcon (Pty) Limited, and has sufficient experience relevant to the style of mineralisation and type of deposits under consideration and to the activity he is undertaking to qualify as a Competent Person as defined by both the JORC Code and the SAMREC Code.

Parktown, Johannesburg
20 November 2008

Forward-looking statements
This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties which are beyond Aflease's and BMA's ability to control or predict (including among others regulatory and shareholder approval of the transaction, the general availability of capital in the international capital markets for short-term funding requirements, as well as the risks outlined in Aflease's and BMA's most recent annual and periodic reports), which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the transaction being approved and finalised, as well as statements regarding the ability to raise capital for short term funding requirements, are forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Notice to Investors
This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities. The securities offered by way of exchange pursuant to the transaction described herein have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

MACQUARIE
Corporate advisor and sponsor in South Africa

HARTLEYS
Corporate advisor in Australia

Aflease Gold Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO
ISIN: ZAE000758867
International Prime QX (OTCQX): AFSGY
("Aflease")

BMA Gold Limited
(Incorporated in Australia)
(ACN: 094 265 746)
ASX Share code: BMO
ISIN: AU000000BMO7
("BMA")

AFLEASE GOLD/BMA GOLD DEAL CREATES NEW INTERNATIONAL GOLD COMPANY

Johannesburg/Sydney, 20 November 2008 - The combination of South Africa's Aflease Gold and Australia's BMA Gold will create an attractive international gold business with a new mine on the brink of production and a portfolio of growth prospects, the two companies said today. The proposed transaction, which is supported by the boards of both companies, is subject to various conditions including shareholder and regulatory approvals.

The new company, to be known as Gold One International (ASX/JSE trading symbol GDO), will be listed on the Australian (ASX) and Johannesburg (JSE) stock exchanges. Its assets will include Aflease Gold's new Modder East mine on the Witwatersrand near Johannesburg, which is on track to pour its first gold towards the end of 2009, a gold resource of more than 15 million ounces and a number of gold exploration and development projects in Queensland, South Africa, Namibia and Mozambique.

The proposed transaction will involve the inward listing of BMA on the JSE and the subsequent acquisition by BMA of all the issued ordinary shares in Aflease Gold by way of a scheme of arrangement. BMA will complete a 20:1 share consolidation and Aflease Gold shareholders will then receive one BMA ordinary share for each Aflease Gold ordinary share and will consequently hold 95.6% of Gold One. Thereafter, the enlarged BMA will be renamed Gold One International. Aflease Gold chief executive Neal Froneman will become Gold One's chief executive and BMA Gold chief executive Mark Wheatley will be the new company's non-executive chairman. The completion of the scheme is expected in February 2009.

The South African Reserve Bank has indicated that it is agreeable to BMA's inward listing on the JSE, its subsequent acquisition of Aflease Gold and the subsequent delisting of Aflease Gold from the JSE.

Froneman said in Johannesburg today the enlarged company's primary focus was to complete the Modder East project. Its longer term strategic vision would be to grow into a geographically diversified mid-tier gold producer with an annual production of 500 000 ounces and a premium market rating. Aflease Gold currently has cash resources of R331 (A$50) million which will be used to develop Modder East and progress its exploration assets. In addition Gold One will be looking to raise R120 (A$18) million before June 2009.

"Our priorities will be to complete the development of the shallow, high-margin Modder East mine on schedule, to advance our other low-risk, near-surface assets, and to generate a cash flow capable of sustaining growth through organic expansion as well as value-accretive acquisitions," he said.

Speaking in Sydney, Wheatley said given the current difficult environment, a broadened investor base and direct access to the Australian and South African capital markets would provide a number of funding options for the growth-orientated Gold One.

"There are few near-term gold development companies with such an attractive growth profile anywhere in the world and this, along with Gold One's substantial resource base and strong, highly experienced management team, should attract significant interest from institutional and other investors, particularly on the ASX," Wheatley said.

He noted that the structure of the transaction provided BMA shareholders with a premium with minimal dilution for Aflease Gold shareholders.

(Full details of the transaction, and the resources and reserves estimates described in this news release, are provided in the statutory announcement that follows and will also be available on the companies' websites)

ENQUIRIES:
Aflease Gold Limited
Chief Executive - Neal Froneman +27 83 628 0226
BMA Gold Limited
Chief Executive - Mark Wheatley +61 417 688 539
Aflease Gold Investor & Media Relations
Helen McKane +27 82 330 2034 Email: afleasegold@dpapr.com
Website: www.afleasegold.com

BACKGROUND INFORMATION

Aflease Gold
Aflease Gold is a South African gold development company listed on the JSE (share code AFO). It is developing the new Modder East mine on the East Rand, some 30 kilometres from Johannesburg, and also owns the nearby existing Sub-Nigel mine,

currently being brought back into production. Its other projects and targets include Ventersburg, a large project with inferred resources, and Bothaville, both in the Free State Goldfields, the Tulo concession in Mozambique and the Etendeka greenfields project in Namibia. It has a resource base of some 15 million ounces of gold.

Modder East mine
Modder East is the first new gold mine to be developed in the East Rand Basin of South Africa's Witwatersrand for almost 30 years. It has a probable reserve of 1.36 million ounces and an estimated life of mine of eight years. Production is due to start towards the end of 2009 and will peak at 180 000 ounces per year for three years. The Sub-Nigel mine will utilise the Modder East plant and will also be used to train mine workers for Modder East with costs being offset by production that will build up to 6 000 ounces per annum.

BMA Gold
BMA is an Australian gold exploration and development company listed on the ASX (share code BMO). It has the licence over the Twin Hills tenements within the Drummond Basin of Central Queensland. It has recently restated its resources at a 3g/t cut off to give 195 000 ounces of gold at 7.3g/t Au including 70 000 ounces of inferred material at 7.8g/t Au and its exploration is focused on increasing this to a level sufficient to support a mining operation.

Competent Person
The references to gold resources or reserves in this news release have been prepared in accordance with both the Australasian Code of Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code") and the South African Code for the Reporting of Mineral Resources and Ore Reserves (the "SAMREC Code").

Such statements in this news release relating to Modder East Mine and Sub Nigel 1, 2, and 3 are based on information compiled by Mark Wanless PrSciNat, BSc(Hons), who was a principal geologist of SRK Consulting ("SRK"), and has sufficient experience relevant to the style of mineralisation and type of deposits under consideration and to the activity he is undertaking to qualify as a Competent Person as defined by both the JORC Code and the SAMREC Code. In respect of the the 5.26 million ounces contained in SubNigel 6, statements in this news release are based on information compiled by Charles Muller PrSciNat, BSc(Hons), who is a director of Minxcon (Pty) Limited, and has sufficient experience relevant to the style of mineralisation and type of deposits under consideration and to the activity he is undertaking to qualify as a Competent Person as defined by both the JORC Code and the SAMREC Code.

FORWARD-LOOKING STATEMENT: This news release includes certain "forward-looking statements" and "forward-looking information".

All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Aflease Gold and BMA Gold are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Aflease Gold and BMA Gold's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realisation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Aflease Gold and BMA Gold's properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold and other commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Aflease Gold and BMA Gold's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, Although Aflease Gold and BMA Gold have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Aflease Gold and BMA Gold do not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

In addition, this news release uses the terms "indicated resources" and "inferred resources" as defined in accordance with the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee) (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy effective March 2000 or as amended from time to time.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that

may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited exploration and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of the mineral deposits in the measured and indicated resource categories will ever be converted into

reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Under South African rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except under conditions noted in the SAMREC Code. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Exploration data is acquired by the corporation and its consultants under strict quality assurance and quality control protocols. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

END